Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 25, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jimmy (CF) McNamara and Suzanne Hayes Division of Corporation Finance Office of Life Sciences

Re:	Inhibrx Biosciences, Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted on March 4, 2024 CIK No. 0002007919

Dear Mr. McNamara and Ms. Hayes:

On behalf of Inhibrx Biosciences, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on January 26, 2024.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated April 4, 2024 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

The Company respectfully submits the following as its responses to the Staff:

Draft Registration Statement on Form 10

Questions and Answers about the Separation and Distribution
What conditions must be satisfied to complete the Spin-Off?, page xi

1.	We note your response to comment 1. Please explain how you can proceed with the proposed transactions if there is a stop order, injunction or law preventing the consummation of the Separation, Distribution or Merger or if the effectiveness of the registration statement is waived.

In response to the Staff’s comment, the Company has revised the disclosure to explain that, notwithstanding Inhibrx, Inc.’s contractual ability to waive the conditions in the Separation and Distribution Agreement, Inhibrx, Inc. cannot proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Separation or the Distribution, or if the registration statement on Form 10 is not declared effective by the Securities and Exchange Commission. However, Inhibrx, Inc., as a public company, could still proceed with the Spin-Off if there is a stop order, injunction or law preventing the consummation of the Merger. Please see pages x, 60 and 71 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

April 25, 2024

Risk Factors
Our therapeutic candidates may cause undesirable side effects that could delay or prevent their marketing..., page 16

2.	We note your response to comment 8 and re-issue in part. Please identify all serious adverse events, not just the most common ones, in your risk factor discussion and on pages 88-89 and specify the number of occurrences.

In response to the Staff’s comment, the Company has revised the disclosure to identify all serious adverse events, not just the most common ones, and has specified the number of occurrences. Please see pages 3, 14, 15, 16, 17, 90, 91 and 94 of the Registration Statement.

Note 1: Basis of Presentation, page 134

3.	You describe the sale of the RemainCo Business as a distribution of nonmonetary assets to the owners in a spin-off, which appears to differ from related disclosure as the sale the RemainCo Business to Sanofi in exchange for its purchase of all outstanding shares of Inhibrx Inc. for cash and CVRs. Please reconcile this apparent inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the legal form of the transaction is the sale of the RemainCo Business to Acquirer in exchange for its purchase of all outstanding shares of Inhibrx, Inc. for cash and CVRs, while the accounting treatment of the transaction, based on ASC 805, Business Combinations and ASC 845, Nonmonetary Transactions, is a distribution of nonmonetary assets to the Inhibrx, Inc. stockholders in the Spin-Off. Please see page 135 of the Registration Statement.

Note 2: Separation of the RemainCo Business, page 135

4.

Please explain the basis for your allocation of research and development expenses of $54.69 million to RemainCo, when your discussion on page 144 appears to indicate that increases in contract manufacturing and clinical trial expenses totaling $63.9 million related to INBRX-101. Include an estimate of your external and internal expenses for 2023 that related to development of INBRX-101. Revise your pro forma presentation accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $54.69 million referenced in the Staff’s comment is the amount of total research and development (“R&D”) expense in 2023 specifically related to INBRX-101. The $63.9 million referenced in the Staff’s comment, however, is the sum of the overall change in contract manufacturing and clinical trial expenses from 2022 to 2023, which includes but is not specific to only the INBRX-101 program, but rather reflects all contract manufacturing and clinical trial expenses across all programs. In response to the Staff’s comment, the Company has revised the discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx, Inc. to clarify that INBRX-101 constitutes only a portion of the increase. Please see page 144 of the Registration Statement.

The total increase in contract manufacturing and clinical trial expenses related to INBRX-101 is $48.0 million, which represents the difference in the total increase in contract manufacturing and clinical trial expenses presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx, Inc. as compared to in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx Biosciences (A Business of Inhibrx, Inc.) (Supplemental). Further, the total estimated external and internal research and development expenses for 2023 that related to the development of INBRX-101 is $61.5 million, all of which has been removed from the financial statements of Inhibrx Biosciences, as disclosed supplementally in this Registration Statement. Specifically identifiable research and development expenses for INBRX-101 of $54.32 million (revised from the initial $54.69 million presented in Amendment No. 1) are reflected within Separation of the RemainCo Business in the pro forma presentation, while the remaining $7.2 million in estimated research and development expenses associated with INBRX-101 are allocations of shared expenses, including internal research and development costs.

Securities and Exchange Commission

Division of Corporation Finance

April 25, 2024

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 3: Transaction Accounting Adjustment, page 137

5.	Please address the following regarding the tax effects of the proposed transaction:

•	You state for that the applicable tax rates for Transaction Accounting Adjustments as well as Autonomous Entity Adjustments “could be impacted (either higher or lower) depending on certain factors subsequent to the Separation and Distribution including the legal entity structure implemented and may be materially different from the pro forma results.” Please provide a more informative description of these factors with reference to other sections of your filing as applicable, and quantify the reasonably likely impact on pro forma results. To the extent a range of results exists, disclose that range of likely outcomes.
•	Provide updates to this disclosure as additional information about the tax implications becomes available.
•	Provide a detailed explanation supporting your assertion on page 63 that “the Spin- Off in combination with the Merger is more tax advantageous to RemainCo’s stockholders as compared to an asset sale involving INBRX-101.” Revise your disclosures accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure to remove the language regarding the Transaction Accounting Adjustments and Autonomous Entity Adjustments referenced above as all information about the tax implications of the transactions is currently available and the pro forma tax adjustments are calculated by applying the statutory federal and state income tax rate. Please see pages 137 and 138 of the Registration Statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Spin-Off and Merger combination is more tax advantageous to RemainCo’s stockholders because, in an asset sale, Inhibrx, Inc. would be required to pay corporate-level income tax on the proceeds paid by Acquirer for INBRX-101, and the Inhibrx, Inc. stockholders would also be required to pay a stockholder-level income tax on their dividend income when proceeds from the asset sale were distributed to them. However, based on the current transaction structured as a Spin-Off and Merger combination, only the RemainCo stockholders will pay tax on the proceeds paid by Acquirer and tax on the fair market value of the shares of SpinCo common stock received in the Spin-Off. By subjecting the proceeds paid by Acquirer to only one level of taxation, rather than two, the RemainCo stockholders receive more after-tax value. In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages xi and 64 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 139

6.	In your response to prior comment 13, you state that you track some but not all of your research and development expenses. As previously requested, to the extent you track your research and development expenses on a program-by-program basis, revise to provide a breakout of those amounts by program. Disclose the context of what type of expenses are tracked separately by program versus those that are not tracked.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is hereby updating and supplementing its response to prior Comment #13. In accordance with the applicable accounting and regulatory requirements, the Company tracks all of its R&D expenses in the aggregate and does not measure or track such expenses on a program-by-program basis. The Company has the ability to retrospectively identify external R&D expenses on a program-by-program basis by means of manual gathering of invoice documentation, purchase orders, and internally-prepared Excel schedules for certain of its external CRO and CDMO vendors at the contract line item level for the purpose of recording prepaid expenses and expense accruals, but has not historically tracked this level of detail in its general ledger nor has it presented such information to its management team or its board of directors.

The Company manages and prioritizes research and development expenses based on scientific data, probability of successful technical development and regulatory approval, market potential and unmet medical need, among other considerations. Management regularly reviews research and development activities and, as necessary, reallocates resources that it believes will best support the long-term growth of the overall business. Management reviews expenses incurred by vendor and by contract as benchmarked against the progression of the Company’s clinical and other milestones.

Securities and Exchange Commission

Division of Corporation Finance

April 25, 2024

In light of these facts, and in response to the Staff’s comment, the Company has revised the disclosure on pages 21, 141 and 154 of the Registration Statement to (a) clarify its approach to R&D expenses as described above and (b) describe management’s oversight process over R&D expenses and the risks associated with this process. Additionally, the Company has provided information for R&D expenses in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx Biosciences (A Business of Inhibrx, Inc.) (Supplemental) on page 157.

Index to Consolidated Financial Statements, page F-1

7.	We note your response to prior comment 12. Please revise your Form 10 to provide carve out financial statements for Inhibrx Biosciences, Inc. on a supplemental basis. It appears that carve out financial statements would be required in your Form 10 as well your future '34 Act filings until the period in which the sale of Remainco to Aventis is completed.

In response to the Staff’s comment, the Company has revised the disclosure to supplementally provide carve-out financial statements for Inhibrx Biosciences (A Business of Inhibrx, Inc.) and supplementally provide the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations of Inhibrx Biosciences (A Business of Inhibrx, Inc.) (Supplemental). Please see pages 152 and F-31 of the Registration Statement.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Collaborative Research, Development and License Agreements, page F-13

8.	In the response to prior comment 14, you state that no work has been performed under the Transcenta agreements since 2019 and that none is planned in future periods, while information on pages 83, 93 and 140 as well as related Exhibits in the 2023 Form 10-K for Inhibrx Inc. appear to indicate that this collaboration as well as the Elpiscience collaboration, are critical to the future development and commercial prospects of INBRX- 109 and INBRX-106 that will be your primary development projects following the planned Separation and Distribution. Revise your disclosures throughout your document to reconcile this apparent inconsistency. As part of your response, please explain the strategy and expected timing for your development and commercialization of these two products in the United States, China and other global markets and how you expect these two collaborative arrangements to facilitate your planned business activities in China, Hong Kong, Macau and Taiwan. In addition, provide a summary of key terms governing each collaboration.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not view the Transcenta and Elpiscience arrangements as material to its business. Inhibrx, Inc. has not recognized any revenue under the Transcenta and Elpiscience arrangements since 2019 and 2020, respectively. There are no ongoing activities under the Transcenta agreement and only immaterial activities under the Elpiscience agreement. Such activities include Elpiscience’s research on and potential commercialization of INBX-106, which (a) currently, only provides the Company with access to the data and (b) in the future, could result in royalty payments to the Company if the research proves to be successful and if Elpiscience commercializes the product. The cost-sharing structure under the Elpiscience arrangement is no longer active and the Company is no longer focused on developing its products outside of the United States. As a result, the Company considers these arrangements to be immaterial, does not believe the continued disclosure of such arrangements is necessary and has therefore revised the disclosure to remove references to such parties and arrangements, as applicable (including references to “collaborators” and “collaboration agreements” where those refer to Transcenta and Elpiscience). Please see, for example, pages 14, 21 and 92 of the Registration Statement.

* * *

Securities and Exchange Commission

Division of Corporation Finance

April 25, 2024

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3588 or Leah Pollema at (858) 795-4210 or leah@inhibrx.com.

Sincerely,

/s/ Brian M. Janson
Brian M. Janson

cc:   Leah Pollema, General Counsel

Kelly Deck, Chief Financial Officer

Inhibrx, Inc.

Krishna Veeraraghavan

Benjamin Goodchild

Christodoulos Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP